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                                                                    Exhibit 99.2




                         VIVENDI UNIVERSAL ANNOUNCEMENT




Paris, December 18, 2002 - Vivendi Universal (Paris Bourse: EX FP; NYSE:V) has decided to institute legal proceedings against APPAC (minority shareholders association) and its President before the Paris Civil High Court. The aim of the action is to halt the spread of false information through the destabilization campaign being conducted by APPAC.

In public statements made on December 12 and 13, 2002, APPAC and its President announced that Vivendi Universal was going to be declared insolvent and placed into receivership, that Vivendi Universal had failed to provide APPAC with a copy of the audit report effected upon its request, and that Vivendi Universal had filed at least seven different balance sheets.

As a result of such declarations, Vivendi Universal has filed a complaint with the Paris Civil High Court (Tribunal de Grande Instance de Paris) citing, in particular, APPAC's negligent conduct.

Vivendi Universal considers it has a duty to take legal action on behalf of its shareholders and employees, in order that they not fall victim to such misinformation.

Vivendi Universal states that it has filed this civil claim in order to cooperate fully in revealing the truth.


CONTACTS:

Paris
Media
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
New York
Anita Larsen
+(1) 212.572.1118